Exhibit 99.2

ENGINE GAMING & MEDIA’S UMG GAMING ANNOUNCES SEASON 1 OF LADY SPARTAN PRO SERIES, $20,000 FEMALE HALO TOURNAMENT SERIES

CHICAGO, IL / ACCESSWIRE / March 4, 2022 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSXV:GAME), an esports/sports gaming and next-generation media solutions and analytics company, today announced that its wholly-owned subsidiary, UMG Gaming has launched Season 1 of the Lady Spartan Pro Series (LSPS), a $20,000 Pro Series aimed at shining a spotlight on the underserved female Halo community, offering a place for the women of Halo esports to build their skills in a safe, non-toxic and harassment free environment.

While esports by nature can be considered inclusive, harassment and toxicity stand in the way of female gamers competing at the top level. To further UMG’s commitment to Halo’s female community, the LSPS program has welcomed Hayley “Veronickuh” Legros, a prominent female Halo competitor and community member, to the team as a community liaison and series planner.

UMG Gaming is also pleased to welcome several partners to the program including: Goodr, a rising sunglass and eyeglass brand, as the Presenting Sponsor and presenter of the Game Goodr Replay activation; Madrinas Coffee, who will be providing discount codes to all LSPS viewers; the Juked App, the best way to follow and discuss esports, the preeminent toxic-free esports social platform, and the Respawn Products gaming furniture brand, who will be outfitting all LSPS talent and the LSPS Champions with chairs.

The Lady Spartan Pro Series’ inaugural season will boast a $20,000 prize pool, spanning across five tournaments. The program will be structured as follows:

●	Four 32-Team Individual Qualifier tournaments, featuring a $2,500 prize pool each. Additionally, each team playing in the tournament will generate pro points for their placing in each tournament.

●	Pro Series 1 Open: March 5th
●	Pro Series 1 Finals: March 12th
●	Pro Series 2 Open: March 19th
●	Pro Series 2 Finals: March 26th
●	Pro Series 3 Open: April 15th
●	Pro Series 3 Finals: April 16th
●	Pro Series 4 Open: May 7th
●	Pro Series 4 Finals: May 14th

●	The Grand Finals will feature the Top 8 teams according to pro points at the end of the Lady Spartan Pro Series, supported by a $10,000 Prize Pool. The finals will occur on May 21st-22nd, 2022.

“The goal of the tournament series is to break down the walls that have been unjustly placed in front of female competitors across the esports ecosystem,” added John DeHart, Director of Business Development at UMG. “We are beyond excited to support and uplift the female Halo community. Lastly, we are excited to add partners such as Goodr, Madrinas Coffee, Respawn Products and the Juked App for their commitment to empowering female competitors in esports.”

Additionally, the LSPS partners added:

“Game goodr is thrilled to support UMG and the Lady Spartan Pro Series because inclusivity in the gaming space is critical to us. In an industry that was previously dominated by men, organizations like the Lady Spartan Pro Series level the playing field and aid in creating a path for female gamers to go pro,” - Stephen Lease, goodr CEO + Founder.

“Madrinas is so stoked to be supporting such an awesome tournament that highlights incredible gameplay from a ton of talented female competitors and also shines a spotlight on the future of esports.” - Alex Davis, Co-Founder and CEO - Madrinas Coffee

“One of our top goals with Juked is to make esports more inclusive and welcoming to everyone. Esports tournaments that shine a spotlight on talented female players, and creative positive example for all aspiring female pros, are an important way forward for our community. Culturally, partnering with LSPS was a no-brainer for us.”- Ben Goldhaber, Co-Founder & CEO of Juked

“RESPAWN could not be more excited to support UMG throughout their inaugural season of the LSPS, providing female competitors an environment to compete at the highest level and show off their talent. Gaming IS for everyone and inclusive tournaments like these are the first of many steps that we need to take as a community to support that mission.”- Alex Gonzalez, Brand Manager - Respawn Products

The Lady Spartan Pro Series was built in collaboration with the Microsoft’s 343 Studio’s Halo Champion Series (HCS) Team and will be featured on twitch.tv/UMGGaming as well as twitch.tv/Xbox.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (together, “forward-looking information”). Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by Engine or on its behalf, except as required by applicable law.

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Contacts

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869